May 3, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance

100 F Street, N.E.
Washington, D.C. 20549
Attn:       Lory Empie

Marc Thomas

Jessica Livingston

David Lin

Re:	Five Star Bancorp Amendment No. 1 to

Registration Statement on Form S-1
Filed April 26, 2021
File No. 333-255143

Ladies and Gentlemen:

On behalf of Five Star Bancorp (“Five Star” or the “Company”), we are submitting this letter in response to a letter, dated April 30, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to the Registration Statement on Form S-1 filed with the Commission on April 26, 2021 (the “Registration Statement Amendment No. 1”). The Company is concurrently filing Amendment No. 2 to the Registration Statement (the “Registration Statement Amendment No. 2”), which includes changes to reflect responses to the Staff’s comments and other updates.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter from the Staff. For the Staff’s convenience, we have incorporated the text of the Staff’s comments into this response letter in italics. Unless otherwise indicated, page references in the responses correspond to the page numbers in the Registration Statement Amendment No. 2, and page references otherwise correspond to the page numbers in the Registration Statement Amendment No. 1. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings set forth in the Registration Statement Amendment No. 2.

The responses provided herein are based upon information provided to Covington & Burling LLP by the Company. In addition to submitting this letter via EDGAR, we are sending you supplementally the Registration Statement Amendment No. 2 (marked to show changes from the Registration Statement Amendment No. 1).

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance

May 3, 2021

Amendment No. 1 to Registration Statement on Form S-1

Unaudited Pro Forma Condensed Financial Information

Unaudited Pro Forma Condensed Statement of Income, page 22

1.	Please revise to separately disclose the pro forma earnings per share impact of the change in tax status on the face of the pro forma statement of income.

Response to Comment No. 1: The Company respectfully advises the Staff that it has revised the disclosure on pages 22 and 23 of the Registration Statement Amendment No. 2 in response to the Staff’s comment.

2.	Please revise to separately disclose the pro forma earnings per share reflective of the number of shares whose proceeds will be used to pay the dividend as required by SAB Topic 1.B.3, on the face of the pro forma statement of income.

Response to Comment No. 2: The Company respectfully advises the Staff that it has revised the disclosure on pages 22 and 23 of the Registration Statement Amendment No. 2 in response to the Staff’s comment.

Description of Capital Stock

Exclusive Forum Selection, page 145

3.	We note that your disclosure regarding the exclusive forum provision of your amended bylaws does not appear to be consistent with the provision included in Section 8.1 of your form of amended and restated bylaws filed as Exhibit 3.4. For example, on page 145 you disclose that the exclusive forum provision will not apply to any claims arising under the Exchange Act. However, Section 8.1 of Exhibit 3.4 provides that “[u]nless the corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by applicable law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the federal securities laws of the United States of America, including, in each case, the applicable rules and regulations promulgated thereunder.” Please revise and ensure that your amended bylaws and your disclosure clearly and consistently clarify the extent to which such provision applies to claims arising under the Securities Act and the Exchange Act, including risk factor disclosure.

Response to Comment No. 3: The Company respectfully advises the Staff that it has revised the disclosure on pages 46 and 146 of the Registration Statement Amendment No. 2 in response to the Staff’s comment.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance

May 3, 2021

*****

Please contact me at (212) 841-1017 or Rusty Conner at (202) 662-5986 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely, /s/ Christopher J. DeCresce Christopher J. DeCresce Covington & Burling LLP

cc:	James Beckwith, Five Star Bancorp Frank (Rusty) M. Conner III, Covington & Burling LLP

Charlotte May, Covington & Burling LLP
Steven B. Stokdyk, Latham & Watkins LLP
Brent T. Epstein, Latham & Watkins LLP